Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. — Name and Address of Company:

DragonWave Inc. (the “Company”)
600 — 411 Legget Drive
Ottawa, Ontario
Canada, K2K 3C9

Item 2. — Date of Material Change:

October 13, 2010

Item 3. — News Release:

A news release with respect to the material change referred to in this report was issued by the Company through Marketwire and filed on the system for electronic document analysis and retrieval (SEDAR) on October 14, 2010.

Item 4. — Summary of Material Change:

On October 13, 2010, Company and two of its wholly-owned subsidiaries entered into a definitive agreement (the “Acquisition Agreement”) with Axerra Networks, Inc. (“Axerra”), certain equityholders of Axerra and Carmel V.C. 2 Ltd, as the representative of the equityholders, with respect to the acquisition (the “Transaction”) of Axerra by the Company and completed the Transaction.

Item 5.1. — Full Description of Material Change:

On October 13, 2010, the Company entered into the Acquisition Agreement with respect to the Transaction and completed the Transaction. The Acquisition Agreement provides that the purchase price payable for the acquisition of Axerra is (i) US$9,500,000, which was paid in cash at the closing time, and (ii) a possible payment of up to US$15,500,000, payable in cash or common shares of the Company, subject to applicable securities laws, at the option of the Company, based on the achievement of certain revenue growth targets. The Transaction was completed pursuant to merger between Axerra and an indirect wholly-owned subsidiary of the Company, effected under the Delaware General Corporation Law. The Transaction adds Axerra’s pseudowire product portfolio to the Company’s existing suite of packet microwave products.

Item 6. — Reliance on Subsection 7.1(2) of National Instrument 51-102:

N/A

Item 7. — Omitted Information:

N/A

Item 8. — Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Russell Frederick, Chief Financial Officer, (613) 599-9991, ext 2253

Item 9. — Date of Report:

October 15, 2010